Exhibit 99.3

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT
BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS
AS PRIVATE OR CONFIDENTIAL. THE OMISSIONS HAVE BEEN INDICATED BY “[***]”.

TERMINATION AGREEMENT

(Denosumab)

This Termination Agreement (“Termination Agreement”) by

(1)	Alvotech hf. having its registered office at Sæmundargata 15-19, 101 Reykjavík, Iceland (“Alvotech”)

and

(2)	STADA Arzneimittel AG having its registered office at Stadastraße 2-18, 61118 Bad Vilbel, Germany (“Stada”).

Both Alvotech and Stada are sometimes collectively referred to in this Termination Agreement as the “Parties”, and each may be referred to in the singular as a “Party”.

WHEREAS Alvotech and Stada have agreed to terminate the Denosumab Agreement (defined below) on the terms and conditions set out in this Termination Agreement.

IT IS AGREED as follows:

1	Definitions

All definitions having capitalised first letters as used in this Termination Agreement and not specifically defined below shall have the same meanings as given to these same definitions in the Denosumab Agreement. In addition, the following definitions shall apply for the purpose of this Termination Agreement:

1.1	“Denosumab Agreement” means the Agreement made between (1) Alvotech and (2) Stada in relation to the Product Denosumab with an Effective Date of 6 November 2019, as amended by a First Amendment signed by Alvotech 11 March 2020 and by Stada on 13 March 2020;

1.2	“Denosumab Paid Consideration” means the amount of €[***] ([***] Euros) which has been paid to Alvotech pursuant to Articles 9.4 (a), 9.4 (b) and 9.4 (c) of the Denosumab Agreement;

1.3	“Denosumab Product” means all Product(s) as defined in the Denosumab Agreement; and

1.4	“Termination Date” means the date of signature of this Termination Agreement by the Parties, and, if more than one date is shown, the later of those dates.

2	Interpretation

2.1	The headings in this Termination Agreement are for convenience only and shall not affect its construction.

2.2	A reference to a particular law or regulation is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it.

2.3	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

2.4	Unless the context otherwise requires, words in the singular include the plural and, in the plural, include the singular.

2.5	Reference in this Termination Agreement to any Clause or Schedule is a reference to a Clause or Schedule to this Termination Agreement, and reference to this Termination Agreement includes any Clause or Schedule to this Termination Agreement.

3	Termination of the Denosumab Agreement

3.1	The Denosumab Agreement shall be terminated with effect from the Termination Date.

4	Consequences of Termination

4.1	Alvotech shall within [***] after the Termination Date repay to Stada the Denosumab Paid Consideration.

4.2	Each Party (“Receiving Party”) shall as soon as reasonably possible within [***] following the Termination Date, return to the other Party (“Disclosing Party”), without retaining any copy, all Confidential Information provided to the Receiving Party or its Affiliates by or on behalf of the Disclosing Party in connection with the Denosumab Agreement, except for copies which are required to be retained subject to law. Notwithstanding the foregoing, neither the Receiving Party nor its Affiliates shall be required to destroy any archival electronic information, i.e. electronic/digital records and/or files created pursuant to automatic electronic archiving or back-up procedures, information included in minutes of the board of directors and committees thereof, and/or information/documents which must otherwise be retained as a requirement of law and/or internationally accepted accounting rules, provided that the confidentiality and non-use restrictions set forth in the Denosumab Agreement shall continue to apply to any such retained information.

4.3	Any and all rights, title and/or interest in respect of the Denosumab Product (with regard to the Product IP Owned Rights and/or the Created Product IP Rights) which became jointly owned as a result of Article 2 of the Denosumab Agreement, however, for clarity, excluding any trademarks of Stada and/or any of its Affiliates, shall, as between Stada and Alvotech, fully revert back to the entire and sole ownership alone by Alvotech and/or its Affiliates, as applicable, and Stada shall retain no interest whatsoever in the same.

4.4	Stada will, at Alvotech’s reasonable request, cooperate with Alvotech and its representatives to enter into any assignment and/or other documents reasonably required for the purpose of effectuating reversion of the joint ownership rights to Alvotech and/or its Affiliates pursuant to Clause 4.3. Alvotech shall reimburse to Stada all reasonable costs incurred as a result of any request to Stada by Alvotech under this Clause 4.4.

4.5	Stada shall and shall procure that its Affiliates (as applicable), (a) hereby assigns to Alvotech, all of Stada’s right, title, and interest in and to all Product IP Owned Rights and Created Product IP Rights in respect of the Denosumab Product, however, for clarity, excluding any trademarks of Stada and/or any of its Affiliates and (b) hereby grants to Alvotech, a non-exclusive, royalty-free, fully-paid up and sublicensable right (through multiple tiers), to freely exploit any other IP Rights owned by Stada or its Affiliates relating to the Denosumab Product solely to the extent necessary for the manufacture, marketing, use and sale of the Product in the Territory in a form substantially similar to the commercialisation as performed or envisaged by Stada, and agrees to introduce Alvotech and its designees with the aim to obtain any such licenses from any sublicenses or subcontractors of Stada or its Affiliates to the extent necessary for the manufacture, marketing, use, or sale of the Denosumab Product in the Territory. Such license granted under this Clause 4.5 shall exclude rights to any trademarks, trade dress of use of the company names of Stada or its Affiliates.

4.6	Stada shall have no further rights or licences under the Denosumab Agreement or any IP Rights under the Denosumab Agreement, including any Created Product IP Rights, Owned Created IP Rights, Product IP Licensed Rights, and Manufacturing Product ex-Territory IP Rights, however, for clarity, excluding any trademarks of Stada and/or any of its Affiliates.

4.7	Alvotech and Stada each accept and agree that neither Party has any claims for any payments of otherwise, and will not make any such claims, against the other Party (and/or its Affiliates) under or pursuant to the Denosumab Agreement.

4.8	Notwithstanding anything to the contrary, nothing in this Termination Agreement prevents either Party from enforcing its rights under this Termination Agreement.

5	Confidentiality

5.1	The obligations on confidentiality of Stada and Alvotech under Article 13 of the Denosumab Agreement shall continue in effect for a period of [***] after the Termination Date.

5.2	Both Parties shall treat as confidential the contents of this Termination Agreement.

6	Assignment

6.1	Subject to Clause 6.2, this Termination Agreement shall not be assigned in whole or in part by either Party without the prior written consent of the other party.

6.2	Either Party shall be allowed to assign this Termination Agreement to any of its Affiliates, on condition that the assigning Party (a) notifies the other Party in writing, (b) ensures such Affiliate agrees to adhere to the assigning Party’s obligations under this Termination Agreement, and (c) remains primarily liable for the performance by such Affiliate of its obligations under this Termination Agreement. Also, each Party shall always have the right to perform any or all of its obligations and exercise any or all of its rights under this Termination Agreement through any of its Affiliates.

7	Notices

7.1	Any notice (or other communication) required to be given under this Termination Agreement, shall be in writing and shall be delivered personally, or sent by pre-paid first class post or recorded delivery or by commercial courier, to the Party required to receive the notice (or communication) at its address as set out at the beginning of this Termination Agreement, or as otherwise specified by the relevant Party by notice in writing to the other Party.

7.2	Any such notice (or other communication) shall be deemed to have been duly received:

7.2.1	if delivered personally, when delivered to the address referred to in this Clause; or

7.2.2	if sent by pre-paid first class post or recorded delivery, at 9.00 a.m. in the destination country on the 3rd Business Day after posting; or

7.2.3	if delivered by commercial courier, on the date and at the time that the courier’s delivery note shows.

8	General

8.1	No modifications, amendments or supplements to this Termination Agreement shall be effective for any purpose unless in writing and signed by both Parties.

8.2	This Termination Agreement constitutes the entire agreement and supersedes any previous agreement between the Parties relating to the subject matter of this Termination Agreement.

8.3	If any provision of this Termination Agreement shall be found by a court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this Termination Agreement which shall remain in full force and effect. If any provision of this Termination Agreement or part thereof is rendered void, illegal in any respect under any law, but would be valid or enforceable if some part of the provision were deleted, the provision in question shall apply with such modification(s) as may be necessary to make it valid.

8.4	This Termination Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

8.5	The Parties shall each bear their own legal costs in relation to this Termination Agreement.

8.6	Each Party warrants and represents to the other with respect to itself that it has the full right, power and authority to execute, deliver and perform this Termination Agreement.

9	Governing Law and Dispute Resolution

9.1	The validity, interpretation and fulfilment of this Termination Agreement shall be governed by the material laws of Germany without reference to the United Nations Convention on the International Sale of Goods (CISG). The place of jurisdiction shall be Frankfurt am Main, Germany.

IN WITNESS, the parties have caused this Termination Agreement to be executed by their duly authorised representatives on the date first written above.

For and behalf of	For and behalf of

STADA Arzneimittel AG	STADA Arzneimittel AG

/s/ Peter Goldschmidt	/s/ Bryan Kim

Name: Peter Goldschmidt Title: CEO	Name: Bryan Kim Title: EVP Specialty

Bad Vilbel, 19 May 2023	Bad Vilbel, 19 May 2023

For and behalf of	For and behalf of

Alvotech hf.	STADA Arzneimittel AG

/s/ Robert Wessman

Name: Robert Wessman Title: CEO and Chairman	Name: Title:

Reykjavík, 19 May 2023	Bad Vilbel, 19 May 2023